Deloitte & Touche
Statsautoriseret Revisionsaktieselskab
Tuborg Havnevej 18
Postboks 100
DK-2900 Hellerup

Telefon: +45 35 25 25 25
Telefax: +45 35 25 20 01
www.deloitte.dk

Deloitte & Touche

IP Service ApS
CVR-nr. 25 48 49 42

Annual report 2003

1 January 2003 – 30 June 2003

Deloitte
Touche
Tohmatsu

CVR-nr. DK 74213714

IP Service ApS

Contents

Company details

Company

IP Service ApS
Central Business Registration No 25 48 49 42
Registered in: Horsens

Telephone +45 70 22 33 30
Fax +45 70 22 33 31
Internet: www.ipservice.dk
E-mail: ks@ipservice.dk

Supervisory Board

Laue Traberg Smidt
Kurt Søndergaard

Executive Board

Kurt Søndergaard

Company auditors

Deloitte & Touche Statsautoriseret Revisionsaktieselskab

The Annual General Meeting adopted the annual report on

Chairman

_____

Statement by the Management on the annual report

I have today presented the annual report for the period 1 January 2003 to 30 June 2003 for IP Service ApS.

The annual report has been presented in accordance with the Danish Financial Statements Act. I consider the accounting policies appropriate for the annual report to provide a true and fair view of the Company's assets, equity and liabilities, financial position and results.

We recommend the annual report for adoption at the Annual General Meeting.

Horsens, 19 September 2003

Executive Board

Kurt Søndergaard
Chief Executive Officer

Supervisory Board

Laue Traberg Smidt   Kurt Søndergaard

Auditors' report

To the shareholders of IP Service ApS

We have audited the annual report of IP Service ApS for the financial year 2003, covering the period 1 January 2003 to 30 June 2003.

The annual report is the responsibility of the Company's Management. Our responsibility is to express an opinion on the annual report based on our audit.

Basis of opinion

Except as discussed in the paragraph "qualification" below, we conducted our audit in accordance with Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual report. An audit also includes assessing the accounting policies used and significant estimates made by the Management, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Qualification

We refer to the balance sheet from which it appears that the Company has lost more than 40% of the share capital. The plan of the management to re-establish the share capital appears in the management review. Management has carried out negotiations with various lenders and investors. So far these negotiations have ended with no result. We are not convinced that the plan of the management can be carried out. If the plan is not carried out it is expected that the Danish Commerce Agency (Erhvervs- & Selskabsstyrelsen) will order the Company into forced liquidation in accordance with §52, 3 in the Private Companies Act. Management has presented the annual report with the aim of carrying on the operations of business. We make reservations that the annual report is presented under this assumption.

In 2002 and 2003 the Company has developed the Analizt software. We have not been able to obtain necessary documentation that debt to the suppliers for services rendered have been fully included in the annual report. Therefore, we make reservations for debt that is not included.

In 2002 and 2003 the Company has paid net salary exclusive of holiday allowance to the employees of the Company. Tax deducted from income at source, labour market contributions and holiday allowance not recognised or not paid as at 30 June 2003 amount to DKK 80k. Before recognition of a possible tax impact hereof the result of the year and the equity is stated DKK 70k too high.

Opinion

In our opinion, with the exception of the qualifications mentioned above, the annual report gives a true and fair view of the Company's financial position at 30 June 2003 and of the results of its operations for the financial year 2003, covering the period 1 January 2003 to 30 June 2003 in accordance with the Danish Financial Statements Act.

Emphasis of matters

As discussed in Note 10 of the annual report, the Company's right to develop and sell the Analizt software could be challenged by a public Danish organization (Vaekstfonden). Vaekstfonden may seek an injunction against the development and sales of the Analizt software.

In contravention of Danish tax legislation no tax, deducted from income at source, and labor market contribution to Danish has been paid to Danish tax authorities may incur liability.

Hellerup, 19 September 2003

Deloitte & Touche
Statsautoriseret Revisionsaktieselskab

Frank Schjøtt
State Authorised Public Accountant

Management's review

Primary activity

The primary activity of the Company is to develop and sell the Company's software package Analizt. Analizt is a security early warning tool very useful for network administrators in order for them to implement security patches on software installations in their respective network. The product is sold as installed software together with a subscription for information updates for the security database. The Company has during the financial year finished the first customer release of the product and the tests that has been performed has proven satisfactory.

The Company is further working as security consultants and sells other security software as well as our own Analizt.

The Company is involved is educating programmers as well as network security personnel.

Development in activities and finances

The Company's sales has not been as planned and therefore the financial result has not been according to our budgets. This is primarily due to a delay in our first customer release of the primary product – Analizt. The primary activities have however proven to give a positive result. When the Company finally is showing a negative result for the period this is due to the fact that it has been necessary to writhe off some outstanding debtors. This is a one-time situation and should not be included in the over all view on the Company performance.

During the period since 30 June the Company has entered into a sales representation agreement with the organization Element5, that provides worldwide sales of the Company's product. We expect that sales will pick up speed and expect the Company to show profits in the next fiscal year.

The Company has lost more than 40% of its share capital. To re-establish the Company capital base we have discussed with our parent Company to provide further capital infusion. This is planned to take place in the third quarter of 2003.

Uncertainty relating to recognition and measurement

The development work done on the Analizt software has been deducted directly from operation costs. This is a tough policy to use in a Company that develops software, and therefore the book value on the Software itself is very low and does not show anything near to the real value of the developed software.

Management's review

Unusual circumstances

It has been a unusual year in the sense that this has been the year when the Company should change it's focus from developing the software to being a sales and service organization where the focus is on sale of the software and services connected to the software. Further the Company has this year experienced an unusual amount of failures among its debtors, and this has had an impact on the overall fiscal performance of the Company.

The Company has been and is still involved in a lawsuit regarding a purchase of equipment. This lawsuit is expected to find its solution during the next fiscal year. It is uncertain whether it will have any impact on IP Service ApS' result and financial position.

Events after the balance sheet date

In the period after the end of financial year the management and owners of the Company have been negotiating with prospective investors about injecting capital to carry on IP Service ApS' operation, including continuing the development and marketing of Azalizt. Negotiations have not shown any result yet, and therefore it is uncertain whether the Company can carry on its operations in the coming financial year. The Company does have the necessary capital to pay its debts and in case the continued negotiations will not be successful it must be expected that the Company will go into liquidation proceedings.

Accounting policies

The annual report is presented in accordance with the provisions of the Danish Financial Statements Act governing reporting class B enterprises.

Change of financial year
At 5 March 2003 AOXY Inc. Delaware, USA, purchased the Company. AOXY Inc.'s financial year covers the period 1 July – 30 June. As a consequence of this, IP Service ApS change financial year so that in the future the financial year will follow the parent. Therefore the financial year for 2003 covers the period 1 January 2003 - 30 June 2003.

Comparative figures
We have not included comparative figures in the income statement as comparison with previous financial years is not relevant. Previous financial years cover a 12 months' period whereas this financial year only covers 6 months.

Recognition and measurement
Assets are recognised in the balance sheet when it is probable that future economic benefits will flow to the Company, and the value of the asset can be measured reliably.

Liabilities are recognised in the balance sheet when the Company has a legal and constructive obligation as a result of a prior event, and it is probable that future economic benefits will flow out of the Company, and the value of the liability can be measured reliably.

On initial recognition, assets and liabilities are measured at cost. Measurement subsequent to initial recognition is effected as described below for each item.

Anticipated risks and losses that arise before the time of presentation of the annual report and that confirm or invalidate affairs and conditions existing at the balance sheet date are considered at recognition and measurement.

Income is recognised in the income statement when earned, whereas costs are recognised by the amounts attributable to this financial year. Value adjustments of financial assets and liabilities are recorded in the income statement as financial income or financial expenses.

Income statement
Revenue
Revenue is recognised in the income statement when delivery is made, and risk has passed to the buyer. Revenue is recognised net of VAT, duties and sales discounts.

Accounting policies

Other external expenses
Other external expenses comprise expenses for distribution, sale, marketing, administration, premises, bad debts, etc.

Staff costs
Staff costs comprise salaries and wages as well as social security costs, pension contributions etc for the Company's staff.

Financial income and expenses
These items comprise interest income and interest expenses, the interest portion of finance lease payments, realised and unrealised capital gains and losses on securities and transactions in foreign currencies, mortgage amortisation premium on mortgage debt, cash discounts etc as well as tax surcharge and repayment under the Danish Tax Prepayment Scheme.

Interest expenses and other financial expenses for manufacturing fixed assets and inventories are not included in the cost of these assets, but are recognised in the income statements as incurred.

Extraordinary items
Extraordinary items comprise income and expenses which stem from events outside the Company's ordinary activities, and which are therefore expected to be non-recurring.

Income taxes
Tax for the year, which consists of current tax for the year and changes in deferred tax, is recognised in the income statement by the portion attributable to the profit/loss for the year and recognised directly on equity by the portion attributable to entries directly on equity.

The current tax payable or receivable is recognised in the balance sheet, stated as tax calculated on this year's taxable income, adjusted for prepaid tax.

Deferred tax is recognised and measured applying the liability method on all temporary differences between the carrying amount and tax-based value of assets and liabilities.

Deferred tax assets, including the tax base of tax loss carryforward, are recognised in the balance sheet at their estimated realisable value, either as a set-off against deferred tax liabilities or as net tax assets.

Accounting policies

Balance sheet

Intangible assets

Costs for development of new products are recognised in the income statement as incurred.

Property, plant and equipment

Other fixtures and fittings, tools and equipment are measured at cost less accumulated depreciation and impairment losses.

Cost comprises the acquisition prise and costs directly attributable to the acquisition until the time when the asset is ready to be put into operation. For assets held under finance leases, cost is the lower of the asset's fair value and present value of future lease payments.

The basis of depreciation is cost plus revaluation and minus estimated residual value after the end of useful life. Straight-line depreciation is made on the basis of the following estimated useful lives of the assets:

Other fixtures and fittings, tools and equipment   5 years

Assets costing less than DKK 10k per unit are recognised as costs in the income statement at the time of acquisition.

Property, plant and equipment are written down to the lower of recoverable amount and carrying amount.

Receivables

Receivables are measured at amortised cost, usually equalling nominal value less provisions for bad debts.

Prepayments

Prepayments comprise incurred costs relating to subsequent financial years. Prepayments are measured at amortised cost which usually corresponds to the nominal value.

Equity

Dividends are recognised as a liability at the time of adoption at the general meeting. The proposed dividends for the financial year are disclosed as a separate item under equity.

Accounting policies

Lease commitments

Lease commitments relating to assets held under finance leases are recognised in the balance sheet as liabilities other than provisions and are measured at amortised cost after initial recognition. The interest portion of lease payments is recognised over the term of the contracts as financial costs in the income statement.

Foreign currency translation

On initial recognition, foreign currency transactions are translated applying the exchange rate at the transaction date. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the balance sheet date are translated using the exchange rate at the balance sheet date. Exchange rate differences that arise between the rate at the transaction date and the one in effect at the payment date, or the balance sheet date, are recognised in the income statement as financial income or financial expenses.

United States Generally Accepted Accounting Principles (US GAAP)

The company is owned 100% by AOXY Inc., Delaware, USA, a US public company noted on Nasdaq. As a consequence of AOXY's reporting requirement with the United States Securities and Exchange Commission, IP Service ApS has prepared a summary of the effect on net income and shareowners' equity as if the Financial Statements had been prepared in accordance with generally accepted accounting principles in the United States.

Income statement for 2003 (1 January 2003 – 30 June 2003)

	Note	2003 6 months DKK
Gross loss	1	(270,838)
Staff costs	2	(10,732)
Depreciation and amortisation of property, plant and equipment		(13,170)
Operating loss		(294,740)
Financial expenses	3	(1,884)
Loss for the year		(296,624)
Proposed distribution of loss		
Transferred to next year		(296,624)
		(296,624)

Balance sheet at 30 June 2003

	Note	2003 DKK	2002 DKK'000
Other fixtures and fittings, tools and equipment		92,186	105
Property, plant and equipment	4	92,186	105
Fixed assets		92,186	105
Trade receivables		21,604	73
Other receivables		25,431	171
Prepayments		4,947	2
Receivables		51,982	246
Cash		833	1
Current assets		52,815	247
Assets		145,001	352

Balance sheet at 30 June 2003

	Note	2003 DKK	2002 DKK'000
Share capital	5	125,000	125
Retained earnings/(loss)	6	(263,853)	33
Equity		**(138,853)**	**158**
Current portion of bank debt		3,530	4
Trade payables		128,488	76
Income taxes		23,205	41
Other payables		128,631	73
Liabilities other than provisions		**283,854**	**194**
Equity and liabilities		**145,001**	**352**

	Note
Lease commitments	7
Related parties	8
Consolidation	9
Contingent liabilities	10
US GAAP reconciliation	11

Notes

1. Gross loss
For competition reasons the management of the Company has decided not to give information about the size of the turnover, as the terms of Årsregnskabslovens §32 stk. 1 have been complied with.

	2003 DKK

2. Staff costs
Salaries and wages	9,390
Other social security costs	1,342
	10,732
Average number of employees	1

3. Financial expenses
Interest on bank debt	1,434
Exchange adjustments	450
	1,884

Notes

	Other fixtures etc DKK
4. Property, plant and equipment	
Cost at 1 January 2003	135,785
Cost at 30 June 2003	135,785
Depreciation and write-down at 1 January 2003	(30,429)
Depreciation	(13,170)
Depreciation at 30 June 2003	(43,599)
Carrying amount at 30 June 2003	92,186
Carrying amount at 31 December 2002	105,356

5. Share capital

The share capital consists of 125 shares at DKK 1,000.

There has not been any change in the share capital since the founding of the Company.

	DKK
6. Retained profit and loss	
Retained earnings 1 January 2003	32,771
Loss for the year	(296,624)
Retained loss at 30 June 2003	(263,853)

Notes

DKK

7. Lease commitments

Operating lease contracts on photocopier have been concluded for the years 2003-2005.

In addition the Company leases office space from the CEO on an operating lease agreement.

The total lease commitment at 30 June 2003 amounts to DKK 55,000.

Expense for the period of operating lease contracts   38,457

8. Related parties

Related parties with a controlling interest in IP Service ApS:
AOXY Inc., Delaware, USA.

Other related parties with whom IP Service ApS has had transactions in 2003:
Kurt Søndergaard.

Transactions between related parties and IP Service ApS in 2003:
Lease of office space from Kurt Søndergaard.

There has not been any payment of remuneration to the management in 2003. The management has renounced receiving remuneration for the 6 months closed at 30 June 2003 and previous period.

9. Consolidation

IP Services ApS is included in the consolidated financial statements for AOXY Inc., Delaware, USA.

The consolidated financial statements are available at www.sec.gov

Notes

10. Contingent liabilities

The Company has a pending action for reversal with the insolvent estate after IP Solutions A/S regarding transferred machinery and equipment. The Company expects to succeed in its claim.

Since July 2002 the corporation has been developing an internet security software by name of Analizt. Prior to July 2002 research was carried out by a related party to the corporation (IP Solutions A/S) pertaining to a product (MYTH-Software) with some of the same characteristics as Analizt. IP Solutions A/S filed for bankruptcy in April 2002. Soon after a Danish public funding organisation (Vaekstfonden) took pledge in the research which had been carried out prior to the bankruptcy. In August 2002 IP Service ApS purchased the project from Vaekstfonden. However, since Vaekstfonden did not deliver the research, IP Service ApS never paid the price of DKK 25,000 in cash plus a DKK 300,000 loan on special terms, and Vaekstfonden finally recalled the sale on October 2, 2002. It is uncertain whether Vaekstfonden will file a lawsuit against IP Service for violation of the sale agreement with Vaekstfonden. It is further a possibility, that Vaekstfonden will seek compensation due to the similarity of the product functionality of the product MYTH and the new developed product ANALIZT. According to the board of Directors' assessment, IP Service ApS has not infringed on Vaekstfonden's rights to the MYTH software, as ANALIZT is developed in a different platform environment, but we cannot be sure that Vaekstfonden will not initiate a lawsuit related to this matter.

11. US GAAP reconciliation

The annual report prepared under generally accepted accounting principles in the Kingdom of Denmark does not deviate in any material respect from an annual report prepared in accordance with generally accepted accounting principles in the United States.

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